UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
______________________________________________________________________

Cricut, Inc.
(Name of Issuer)
______________________________________________________________________

Class A Common Stock, $0.001 par value
(Title of Class of Securities)
_______________________________________________________________________

 22658D100
(CUSIP Number)
______________________________________________________________________

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Ashish Arora
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 28,078,350 (1)
(6) Shared voting power 2,619,689 (2)
(7) Sole dispositive power 28,078,350 (1)
(8) Shared dispositive power 2,619,689 (2)
(9)	Aggregate amount beneficially owned by each reporting person 30,698,039 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 37.58% (3)
(12)	Type of reporting person (see instructions) IN

(1)    Consists of (a) 523,703 shares of Class A common stock held of record by Mr. Arora; (b) 25,580,135 shares of Class B common stock held of record by Mr. Arora; and (c) 1,974,512 shares of Class A common stock subject to stock option awards exercisable within 60 days of December 31, 2023.

(2)    Consists of (a) 456,839 shares of Class B common stock held of record by Mr. Arora’s spouse; (b) 1,532,556 shares of Class B common stock held of record by the Rushil Arora Trust dated January 20, 2021 for which Mr. Arora and his spouse serve as trustees; and (c) 630,294 shares of Class B common stock held of record by the Arora Trust for which Mr. Arora and his spouse serve as trustees.

(3)    Percentage ownership is calculated based on 81,199,824 shares of Class A common stock of the Issuer, which includes 51,514,523 shares of Class A common stock outstanding as of December 31, 2023, 28,199,824 shares of convertible Class B common stock beneficially owned by Mr. Arora, and 1,974,512 shares of Class A common stock subject to stock option awards exercisable within 60 days of December 31, 2023 and assumes that only shares of convertible Class B common stock beneficially owned by Mr. Arora convert to Class A common stock. Assuming the conversion of all Class B common stock into Class A common stock, the percentage in row 11 would equal 13.95%.

Item 1(a)    Name of Issuer:
Cricut, Inc., (the “Issuer”).
Item 1(b)    Address of Issuer’s Principal Executive Offices:
10855 South River Front Parkway
South Jordan, UT 84095

Item 2 (a)    Name of Person Filing:
Ashish Arora

Item 2 (b)    Address of Principal Business Office or, if none, Residence:
    c/o Cricut, Inc.
10855 South River Front Parkway
South Jordan, UT 84095

Item 2 (c)    Citizenship:
Reference is made to the response to Row 4 of this Schedule 13G/A (this “Schedule”), which response is incorporated herein by reference.
Item 2 (d)    Title of Class of Securities:
Class A Common Stock, $0.001 par value, (the “Class A Shares”).
Class B Common Stock, $0.001 par value, (the “Class B Shares”, collectively with the Class A Shares, the “Shares”). Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date.
Item 2 (e)     CUSIP Number:
    22658D100
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.     Ownership.
(a)    Amount beneficially owned:
Reference is made to the response to Row 9 of this Schedule, which response is incorporated herein by reference.
(b)    Percent of class:
Reference is made to the response to Row 11 of this Schedule, which response is incorporated herein by reference.
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote:
Reference is made to the response to Row 5 of this Schedule, which response is incorporated herein by reference.
(ii)    Shared power to vote or to direct the vote:
Reference is made to the response to Row 6 of this Schedule, which response is incorporated herein by reference.
(iii)    Sole power to dispose or to direct the disposition of:

Reference is made to the response to Row 7 of this Schedule, which response is incorporated herein by reference.
(iv)    Shared power to dispose or to direct the disposition of:
Reference is made to the response to Row 8 of this Schedule, which response is incorporated herein by reference.
Item 5.     Ownership of 5 Percent or Less of a Class.
    Not applicable.
Item 6.     Ownership of More than 5 Percent on Behalf of Another Person.
    Not applicable.
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
    Not applicable.
Item 8.     Identification and Classification of Members of the Group.
    Not applicable.
Item 9.     Notice of Dissolution of Group.
    Not applicable.
Item 10.     Certifications.
    Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2024

/s/ Ashish Arora
Ashish Arora

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